

07007188

UNITEDSTATES
URITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 36414

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/06 (MM/DD/YY) AND ENDING 09/30/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: American Heritage Church Finance Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

620 N Wymore Road, Ste 240
(No. and Street)

Maitland	FL	32751
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Hicks — 407-278-5566 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Carlile and Hunter, LLC
(Name – *if individual, state last, first, middle name*)

861 W. Morse Blvd, Ste 1	Winter Park	FL	32789
(Address)	(City)	(State)	(Zip Code)

PROCESSED
JAN 0 9 2008
THOMSON FINANCIAL

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1/8/08

OATH OR AFFIRMATION

I, Richard Hicks, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of American Heritage Church Finance, Inc, as of September 30, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____


Notary Public State of Florida
Brittany Hammock
My Commission DD459188
Expires 08/07/2009

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ■ (a) Facing Page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Changes in Financial Condition.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ■ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ■ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AMERICAN HERITAGE CHURCH FINANCE, INC.

FINANCIAL STATEMENTS

SEPTEMBER 30, 2007


SEC MAIL PROCESSING
RECEIVED
NOV 2 9 2007
WASH, D.C.
190
SECTION

CARLILE AND HUNTER, LLC

Certified Public Accountants

AMERICAN HERITAGE CHURCH FINANCE, INC.

FINANCIAL STATEMENTS

FOR THE YEAR ENDED SEPTEMBER 30, 2007

CONTENTS

CARLILE AND HUNTER, LLC

Certified Public Accountants

861 WEST MORSE BOULEVARD, SUITE 1
WINTER PARK, FLORIDA 32789

(407) 647-1722

Independent Auditor's Report

Board of Directors
American Heritage Church Finance, Inc.
Orlando, Florida

We have audited the accompanying balance sheet of American Heritage Church Finance, Inc. as of September 30, 2007, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of American Heritage Church Finance, Inc. as of September 30, 2007, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying schedule, Computation of Net Capital, is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17-A5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



November 19, 2007

AMERICAN HERITAGE CHURCH FINANCE, INC.
BALANCE SHEET
SEPTEMBER 30, 2007

ASSETS

Current assets		
Cash in bank		$ 146,993
Marketable securities		11,304
Prepaid expenses		33,100
Total current assets		191,397
Office furniture and equipment	79,235	
Less accumulated depreciation	72,904	
		6,331
Deposit on lease		15,000
Deferred income taxes (Note 4)		1,000
		$ 213,728

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities		
Accounts payable and accrued expenses		30,241
Federal income tax payable		11,672
State income tax payable		3,795
Total current liabilities		45,708
Stockholder's equity		
Common stock, $.05 par value, authorized, issued and outstanding 10,000 shares	500	
Capital in excess of par	16,571	
Net unrealized gain on marketable securities	6,504	
Retained earnings	144,445	
		168,020
		$ 213,728

Read notes to financial statements

AMERICAN HERITAGE CHURCH FINANCE, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED SEPTEMBER 30, 2007

Revenues			
Bond administration fees		$	742,347
Bond commission fees			650,032
Interest income			366
Other income			75,998
Total revenues			1,468,743
Expenses			
Administrative fee	277,007		
Advertising and marketing	1,174		
Audit, accounting and compliance fees	86,792		
Commissions	688,185		
Depreciation	4,447		
Employee benefits	9,740		
Insurance	4,862		
Legal fees	29,647		
Licenses fines and compliance	43,176		
Meals and entertainment	7,829		
Office	14,968		
Payroll taxes	35,587		
Postage	16,362		
Printing	798		
Professional services	62,635		
Salaries	115,100		
Telephone	6,336		
Travel	28,235		
Total expenses			1,432,880
Income before income tax expense			35,863
Income taxes (Notes 1 and 4)			
Federal income tax expense	11,672		
State income tax expense	3,795		
Deferred income tax expense	17,000		
Total income tax expense			32,467
Net income		$	3,396

Read notes to financial statements

AMERICAN HERITAGE CHURCH FINANCE, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED SEPTEMBER 30, 2007

Cash flows from operating activities		
Net income		$ 3,396
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation	4,447	
Decrease in prepaid income tax	74,998	
Increase in prepaid expenses	(33,100)	
Decrease in deferred tax benefit	17,000	
Decrease in accounts payable	(15,060)	
Increase in income tax payable	15,467	
Total adjustments		63,752
Net cash provided by operating activities		67,148
Net increase in cash		67,148
Cash and cash equivalents, beginning of year		79,845
Cash and cash equivalents, end of year		$ 146,993
Supplemental disclosures		
Income taxes paid		None
Interest paid		None

Read notes to financial statements

AMERICAN HERITAGE CHURCH FINANCE, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED SEPTEMBER 30, 2007

	Common Stock								
	Number of Shares		Par Value		Capital in Excess of Par		Net Unrealized Gain on Marketable Securities		Retained Earnings
Balance, October 1, 2006	10,000	$	500	$	16,571	$	4,272	$	141,049
Unrealized gain on marketable securities classified as "available for sale"	-		-		-		2,232		-
Net income for the year	-		-		-		-		3,396
Balance, September 30, 2007	10,000	$	500	$	16,571	$	6,504	$	144,445

Read notes to financial statements

AMERICAN HERITAGE CHURCH FINANCE, INC.
STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED SEPTEMBER 30, 2007

Subordinated liabilities at October 1, 2005	$	-0-
Increases		-0-
Decreases		-0-
Subordinated liabilities at September 30, 2007	$	-0-

Read notes to financial statements

AMERICAN HERITAGE CHURCH FINANCE, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED SEPTEMBER 30, 2007

1. Summary of Significant Accounting Policies

ORGANIZATION
The Company was incorporated on January 30, 1984 under the laws of the State of Florida as a broker-dealer of securities. The Company administers church bond based loan programs and assists in bond sales on commission basis, as necessary.

REVENUES AND COST RECOGNITION
Bond administration fees are recognized at the point when minimum bond programs subscriptions are met. All other revenues and expenses are accounted for using the accrual method of accounting which recognizes revenues when earned and expenses when incurred.

CASH AND CASH EQUIVALENTS
For purposes of the statement of cash flows, the Company considers all cash and other highly liquid investments with initial maturities of three months or less to be cash equivalents.

INVESTMENTS
All investments of the Company are classified as "available for sale." "Available for sale" securities are carried in the financial statements at fair value. Realized gains and losses are included in earnings, unrealized gains and losses are reported in the stockholders' equity section of the balance sheet.

STATUTORY REPORTING
The Company files quarterly FOCUS reports with the SEC as required under SEC rule 17A-5, using Form X-17A-5, Part 11A.

The Company complies with the exemption under SEC rule 15c3-3 from filing a determination of reserve requirements and information relating to possession and control. This exemption is available since the Company does not put at risk any customer funds or securities.

OFFICE FURNITURE, EQUIPMENT AND DEPRECIATION
Additions to office furniture and equipment are recorded at cost. Depreciation is provided using the straight-line method over estimated useful lives of 5 to 7 years.

INCOME TAXES
The Company follows the cash basis of accounting for income tax purposes, which recognizes revenues when received rather than earned, and expenses when paid rather than when incurred. The Company records deferred income taxes resulting from the timing differences in the recognition of revenues and expenses for financial statement and income tax purposes.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

2. Related Party Transactions

The Company's sole stockholder is also the sole stockholder of American Heritage Institutional Services, Inc. The Company shares offices, employees and expenses with this corporation and provides services to some of the same customers. Payments to this related company were:

Administrative fee	$	277,007

3. Marketable Securities

Cost and fair value of available for sale marketable equity securities at September 30, 2007 are as follows:

Amortized cost	$	4,800
Gross unrealized gains		6,504
Fair value	$	11,304

4. Liabilities Subordinated to Claims of General Creditors

The Company had no liabilities subordinated to claims of general creditors at September 30, 2007.

5. Other income

Other income includes $40,000 in settlement of a litigation which was closed as of 9/30/06. In addition, the Company received a one-time payment in the amount of $35,000, related to the consolidation of NASD and NYSE Member Regulation.

AMERICAN HERITAGE CHURCH FINANCE, INC.

SUPPLEMENTARY INFORMATION

PURSUANT TO RULE 17A-5 OF THE SECURITIES EXCHANGE ACT OF 1934

AS OF SEPTEMBER 30, 2007

AMERICAN HERITAGE CHURCH FINANCE, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c-3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
AS OF SEPTEMBER 30, 2007

Total stockholders' equity qualified for net capital		$ 168,020
Add: Liabilities subordinated to claims of general creditors allowable in computation of net capital		-
Other deductions or allowable credits		-
Total capital and allowable subordinated liabilities		168,020
Deductions and/or charges		
Non-allowable assets:		
Net office furniture and equipment	6,331	
Deposit on lease	15,000	
Deferred tax asset	1,000	
Prepaid fees	33,100	
		(55,431)
Net capital before haircuts on securities positions		112,589
Haircuts on securities		(1,696)
Net capital		110,893
Less required capital		(5,000)
Excess net capital		$ 105,893
Aggregate indebtedness		45,708
Net capital		110,893
Ratio: Aggregate indebtedness to net capital		0.41218

AMERICAN HERITAGE CHURCH FINANCE, INC.
RECONCILIATION WITH COMPANY'S COMPUTATION
AS OF SEPTEMBER 30, 2007

Net capital, as reported in Company's Part II (Unaudited) FOCUS Report	$	134,448
Net audit adjustments		(23,555)
Net capital (audited) per page 11	$	110,893

CARLILE AND HUNTER, LLC

Certified Public Accountants

861 WEST MORSE BOULEVARD, SUITE 1
WINTER PARK, FLORIDA 32789

(407) 647-1722

November 19, 2007

Board of Directors
American Heritage Church Finance, Inc.
Orlando, Florida

We have audited the financial statements of American Heritage Church Finance, Inc. for the year ended September 30, 2007 and have issued our report thereon dated November 19, 2007. As part of our audit, we made a study and evaluation of the Company's systems of internal accounting control (which included the procedures for safeguarding securities) to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exempt provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recording of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control system or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to risk and that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of American Heritage Church Finance, Inc. taken as a whole. However, our study and evaluation disclosed no condition that we believed to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2007, to meet the Commission's objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission of the United States of America and the states in which the Company does business and should not be used for any other purpose.



CARLILE AND HUNTER, LLC
Certified Public Accountants
November 19, 2007

END